Room 4561

      June 9, 2005

Stephen P. DeSantis
Chief Financial Officer and Secretary
TCI Solutions, Inc.
17725 Skypark Circle
Irvine, California 92614

      Re:  	TCI Solutions, Inc.
		Schedule 13E-3 filed on April 25, 2005
      File No. 5-55375
      Preliminary Schedule 14A filed on April 25, 2005
      File No. 0-49783

Dear Mr. DeSantis:

      We have reviewed your filings and have the following comments.
Where appropriate, please file a revised Schedule 13E-3 and accompanying proxy statement to give effect to these comments. If you disagree with a comment, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary.
Please
be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

General

1. Note that Rule 13e-3(a)(3) defines as a going private transaction
"any transaction or series of transactions" which has the requisite going private effect. Please tell us why you concluded that the entry into the stock purchase agreement on April 30, 2005 was not the first step in this going private transaction that required that a Schedule
13E-3 be filed at that time. This seems to be the way you characterize the transaction in your disclosure document. For example, on page 1 of the proxy statement you state: "The acquisition of TCI by Retalix has been structured as a two step process to acquire the entire company." In analyzing this issue, please refer to Question 4 of the interpretative release concerning Rule 13e-3, SEC Release 34-17719 (April 13, 1981).

2. After the transaction, TCI will be a wholly-owned subsidiary of Retalix. We note from page 7 that the institutional investors that participated in the April 1, 2005 stock purchase agreement are now stockholders in Retalix Ltd. Please advise us as to what consideration was given as to whether these persons should be filing persons on the Schedule 13E-3. Also, advise use as to what consideration was given as to whether the former directors of TCI, who were affiliates of the institutional investors involved in the stock purchase agreement, should be filing persons on the Schedule 13E-3. These include Messrs. Houlihan, Raynor, Gardner and Koulogeorge. Refer to section II. D. 3. of the Division of Corporation Finance`s Current Issues and Rulemaking Projects outline, which is available on our website, www.sec.gov, for further guidance.

3. See our comment above. To the extent that you add additional filing persons on the Schedule 13E-3, the disclosure in the proxy statement must be expanded to ensure that all disclosure required is provided for each individual filing person. In addition, to the extent applicable, you should conform your new disclosure to our comments below.

Item 2.  Subject Company Information, page 2
4. Please revise to provide a specific reference to the section(s) of the proxy statement that provides the information required by Item 1002(f) of Regulation M-A.

Item 3.  Identity and Background of Filing Persons, page 4

5. The staff considers all officers and directors of the issuer to be affiliates of the issuer. Advise us of the basis for your belief that Mr. Butler should not be a filing person. We note that he will continue in his current position with TCI and is now an executive officer and director of Retalix Ltd. To the extent your officers and directors are directly or indirectly engaged in this transaction, the facing page of your Schedule 13E-3 should be revised to reflect all of your directors and executive officers as filing persons. See section II.D.3. of the Division of Corporation Finance`s Current Issues and Rulemaking Projects outline, which is available on our website, www.sec.gov.



Item 16.  Exhibits
6. It appears the registration rights agreement and escrow agreement entered into in conjunction with the stock purchase agreement are material agreements between Retalix and TCI that should be filed as exhibits pursuant to Item 1016(d) of Regulation M-A.
7. We note from pages 9 and 13 of the proxy statement that The
Mentor
Group made a presentation to the Board relating to its evaluation of the fairness of the proposed merger. Please note that all materials provided to the Board that are reports, opinions or appraisals materially related to this transaction within the meaning of Item 1015(a) of Regulation M-A should be filed. See Item 1016(c) of Regulation M-A. If you do not file any materials provided, please send us copies of any such presentations, slideshows, reports, opinions, appraisals or other similar documentation provided to the board, committees of the board, or member of the board relating to the evaluation of the fairness of this transaction so that we may evaluate your determination that such materials are not required to be filed.


Preliminary Proxy Statement on Schedule 14A

General

8. Item 1014 of Regulation M-A requires each filing person on the
Schedule 13E-3 to express a view as to the fairness of the going private transaction to unaffiliated security holders. This concept is not the same as fairness to all shareholders generally, especially where, as here, some shareholders are benefiting in different ways than non-affiliates. Please revise the disclosure throughout the proxy statement to address fairness to unaffiliated shareholders, as required by Item 1014.

Cover Page

9. The second paragraph of Mr. DeSantis` letter focuses on the legal
mechanics of your proposed transaction, rather than its economic
effects on shareholders.   The identity of each legal entity
involved
in the transaction and the precise name of each enitity are details that should not be provided on the cover page. Rather, you should revise to describe concisely the economic essence of the transaction and the effect it will have on shareholders. You can provide shareholders a comprehensive and understandable introduction to the transaction by simply stating that in a series of transactions, TCI is being acquired by an affiliated purchaser, Retalix, for a purchase price you state in an aggregate dollar amount. Also, describe the affiliation between TCI and Retalix, and indicate that as a result of the transaction all the equity interests of the unaffiliated holders will be purchased for cash. Finally, state that if the transaction is effectuated, then TCI shares will no longer be traded in a public market.
10. Identify the holders of TCI`s Series A Preferred Stock and
Series
B Preferred Stock who participated in the April 1, 2005 stock purchase agreement, disclose their affiliation with the TCI and its officers and directors at the time the agreement was signed, and the material terms of the stock purchase agreement. If the identification of the institutional investors is too lengthy for presentation on the cover page, provide a cross-reference to the page number in the Certain Factors section where the details concerning these relationships may be found.
11. We note your disclosure that the board has determined that the proposed merger "is fair to, and in the best interest of, all stockholders of TCI." Revise to state the board`s belief as to whether the 13e-3 transaction is fair (or unfair) to the unaffiliated security holders. Since you have more than one class of securities held by unaffiliated holders that will be purchased in this transaction, revise to state whether your conclusion as to fairness was made as to each class separately or on a combined basis. This comment also applies to all other references throughout the document regarding the fairness of this transaction.

12. Please disclose the effect of the merger with Retalix. In this regard, disclose that the company`s reporting obligations will terminate upon completion of the merger and the company is otherwise eligible to file to deregister its common stock.

13. Please describe the effect on TCI, on the proponents of the transaction and on independent shareholders of submitting and obtaining the approval of holders that are not affiliates of Retalix.
As the Retalix affiliates control sufficient votes to assure passage
of the proposal, explain why you decided to solicit the proxies of all holders. Cite specifically to any provision in your organizational documents, bylaws, or elsewhere that requires such a
meeting.   Since the outcome of the vote is assured, explain why
you
state "your vote is important" in the proxy materials. That is, discuss the impact of this vote, whether for or against the proposed merger. For example, will submitting this transaction to a shareholder vote affect the standard of legal review if this transaction is challenged?

Summary Term Sheet

14. In this section, identify the institutional shareholders of TCI who are a party to the stock purchase agreement dated April 1, 2005.
Include a discussion of the treatment of institutional shareholders of TCI in this transaction. This new section should focus on the differences between their participation versus the participation of unaffiliated shareholders. In this regard, we understand that the purpose of the structure of this transaction is in part to support the tax free treatment of the ordinary shares of Retalix to be received by such institutional shareholders pursuant to the stock acquisition on April 1, 2005. Your expanded disclosure should clearly and succinctly detail the interests of the institutional investors and their affiliates in this transaction.

15. See our last comment above. Revise the disclosure generally throughout the proxy statement to discuss the consideration given to the different form of consideration institutional shareholders of TCI would receive, in assessing the fairness of the consideration to be received by non-affiliates.

What will happen if the merger is completed?
16. Similar to our concerns referenced in comment 7 above, your response to the question posed here does not convey a clear, concise and understandable description of the effects of this transaction on the unaffiliated stockholders from an economic standpoint. You refer to the effects of the merger on TCI without disclosing the practical effects of the merger on your unaffiliated stockholders. Rather than focusing on the mechanical details of the double merger, revise to describe succinctly the economic essence of the transaction and the effect it will have on shareholders.

When will the merger be complete?
17. We note your disclosure "if the merger agreement is approved..."
We further note your disclosure under "Questions About the Fairness of the Merger and Conflicts of Interest," that "Retalix intends to vote its shares in favor of adoption of the merger agreement." Revise to clarify the circumstances in which Retalix Holdings will not vote its shares in favor of the merger agreement, thereby precluding the approval of the merger agreement. Generally, your disclosure throughout the proxy statement should not convey the idea that the outcome of the vote is uncertain.

How is the merger related to the prior acquisition by Retalix of our preferred stock?
18. Revise to disclose the affiliation of the institutional investors with TCI`s former directors. Describe the extent to which these institutional investors were controlled by your former directors. Also revise to disclose the equity interest these institutional investors now hold in Retalix and any relationship between TCI`s current and/or former officers and directors with Relatix as a result of the stock purchase agreement.
19. Revise to state the amount of consideration paid to the institutional investors under the stock purchase agreement, the manner in which that consideration was calculated, and the difference, if any, from the manner in which the consideration to be paid to unaffiliated stockholders was calculated.
How was the common stock merger consideration calculated?
20. It is unclear why $8.6 million was the amount of proceeds available for distribution. Revise to describe the manner in which the amount of proceeds available for distribution was calculated, or cross-reference to a page in the forepart of the proxy statement where this information is provided.
21. Revise to include a reference to the section of the document where you describe in detail the manner in which common stock consideration was calculated. Revise to include a similar reference in the summaries of the manner in which consideration for the Series
A and Series B Preferred Stock were calculated.

What are the tax consequences of the merger to me?
22. Add disclosure summarizing the differences, if any, of the tax consequences of the merger to unaffiliated stockholders and the tax consequences of the merger to the institutional investors who received both cash and equity shares in Retalix as consideration under the stock purchase agreement. To the extent such differences exist, they may also need to be described under the Summary Term Sheet subsection where you describe directors` and officers` interests in this transaction.

Special Factors

Background of the Merger, page 6

23. Discuss why the TCI board chose not to form a special committee to evaluate the series of transactions that will result in the elimination of all public shareholders of TCI, or to consider alternative transactions available to the company. Your expanded disclosure should specifically discuss the reasons for the board`s decision, in light of the interests of the affiliation of most of TCI`s former directors with institutional shareholders who are participating in this transaction in a manner that differs from non-affiliates.

24. Revise to disclose more clearly the reasons for engaging in the transaction at this time. See Item 1013(c) of Regulation M-A. It appears that the conditions that are prompting the going private transaction have existed for several years. Explain why you have chosen to be acquired now. Describe the events that led the board to consider possible going private transactions or other strategic transactions in a meeting in December 2004. Discuss how the review of alternatives was initiated.

25. Describe the reasons you ultimately rejected the alternative going private transactions you considered, such as a cash-out of common stockholders owning less than 15,000 shares or cash-out on other terms, suggested by management in December 2004 and earlier. See Item 1013(b) of Regulation M-A.

26. You state that Retalix approached TCI management on several occasions within the past two years concerning a possible acquisition of TCI by Retalix. Please identify the person or persons who approached TCI on behalf of Retalix. Describe the events that transpired in these interactions. See Instruction to paragraph
(b)
and (c) of Item 1005 of Regulation M-A. Expand your disclosure to describe the substance and extent of all material discussions regarding the possible acquisition of TCI by Retalix and the persons who participated in each discussion. In particular, summarize the material terms of any transaction discussed, including a per share acquisition price to the extent applicable.

27. In addition to describing these past contacts between TCI and Retalix, expand your disclosure to identify the party(ies) that initiated the January 2005 meeting between Mr. Shaked and Mr.
Butler.

28. Revise to disclose all material terms of the stock purchase agreement. This should include a description of the manner in which the consideration paid to the institutional stockholders was allocated to each class of holders. Describe in materially complete terms the provisions of that agreement that provided for the payment
of options, bonuses and severance to TCI officers, directors and
employees.   In the section that describes the negotiation of the
transaction terms, more specifically describe the process through which these benefits to TCI affiliates became part of the agreement between the parties.

29. Clarify the TCI board`s concerns about the risk that the merger with Retalix would not be completed if alternatively structured. For example, it is common for such acquisitions to be structured as a single merger, subject to a shareholder vote. What specific facts about this transaction caused the TCI board to conclude that this more commons structure was too risky? Were concerns expressed by Retalix or others involved in the transaction?

30. See our last comment above. Describe the role played by TCI`s institutional investors in structuring this transaction.

Position of TCI as to the Fairness of the Merger, page 10

31. You state that the board considered that the aggregate $34.5 million purchase price offered was approximately 1.5 times TCI`s current annual revenues of $22.5 million, which compares favorably with valuations of comparable software companies. Please disclose the names of these companies and provide an analysis as to why such valuations are comparable to the valuation of TCI. Further, this appears to be an extract from the opinion of The Mentor Group based upon its analyses. If this is the case, you should expressly adopt
The Mentor Group`s discussion of this factor as your own.

32. You further state that the price being offered by Retalix on a per-share basis exceeded TCI`s estimates of fair market value of the common stock within the past year. We note TCI`s Form 10-QSB for the quarter ended September 30, 2004 states that in the "Board of Directors meeting on August 6th, 2004, the Board of Directors determined the fair market value of our common stock to be $0.05 per share during their valuation review of the Company." Revise to discuss the basis upon which the board determined $0.05 per share was the fair market value of your common stock.

33. We note that the board of directors did not consider net book value, liquidation value or pre-merger going concern value. It is unclear why you concluded that these valuation methodologies would not be indicative of the value of the company. For example, the absence of an intent to liquidate is not determinative of whether a liquidation analysis is an indicator of company value. Explain the board`s beliefs concerning these valuation methods and their usefulness to the board in evaluating the fairness of the terms of the proposed transaction. Explain why the board felt it was unnecessary to use these methodologies in concluding that the transaction is fair to the unaffiliated stockholders. See Question
20 of the interpretative release concerning Rule 13e-3, SEC
Release
34-17719 (April 13, 1981).

34. Expand to more specifically explain why the board concluded that, based on its analysis of other potential buyers of TCI, it was unlikely that any other buyer would pay above $34.5 million for the company. Your revised disclosure should describe any facts or investigation supporting the board`s conclusion.

35. We refer you to the discussion of procedural safeguards on page
12. Please expand your Item 1014(b) analysis, to include a discussion as to why the transaction is fair despite the fact that the safeguards provided in Item 1014(c), (d) and (e) have not been provided. It is unclear why the board determined that the transaction is procedurally fair to the unaffiliated stockholders without these features. Please revise or advise.

Opinion of Financial Advisor to the Board of Directors, page 12

36. See our comment above regarding the need under Item 1014 of Regulation M-A to address fairness to unaffiliated shareholders. The first paragraph in this section seems to say that The Mentor Group opinion addresses something much broader than that, including the fairness to affiliates. Please clarify the scope of the opinion.

37. Confirm for us, if true, that TCI did not have any material relationship with The Mentor Group that existed during the past two years.

38. We note that the summary of The Mentor Group opinion is qualified in its entirety by reference to the full report. A qualification of this type appears to be inconsistent with the requirement that all material information be provided in the proxy statement. Please revise.

Summary of Financial Analyses Performed by The Mentor Group with
Respect to the Acquisition, page 13

39. Provide us with copies of all projections and forecasts, as well
as any other materials exchanged between the parties or the
parties
and The Mentor Group that quantified any strategic, financial or operational benefits anticipated from the merger. Also provide us with any material non-public information exchanged among the parties.
Finally, confirm that the projections disclosed starting on page
53
are the projections and forecasts to which you refer in this section.

40. Advise us whether you have disclosed all of the projections provided to The Mentor Group for use in their fairness opinion. In this regard, ensure that your disclosure summarizes all of the material projections that were presented to The Mentor Group. Where projections are presented, you should also describe the material assumptions underlying them.

41. It appears that the report setting forth the analysis of The
Mentor Group as to the fairness of this transaction should be filed as an exhibit pursuant to Item 1016(c) of Regulation M-A. Please advise.

Position of Retalix as to the Fairness of the Merger, page 18

42. Item 1014 requires you to address fairness to security holders unaffiliated with TCI. Please revise to specifically address.

43. We note the disclosure that Retalix hired Citigroup Global Markets Inc. to assist in due diligence and negotiation of this transaction. Please expand to discuss the services provided by Citigroup. In particular, note the requirements of Item 1015 of Regulation M-A. In our view, any report, opinion or appraisal, whether oral or written, that is materially related to the going private transaction and was produced by an outside third party fits within the scope of Item 1015. Item 1015 is not limited to an analysis of the price to be paid in a given transaction. Explain why, in your view, no additional disclosure is warranted with respect to analyses performed by Citigroup. Alternatively, expand the disclosure to provide all of the disclosure required by Item 1015 as to Citigroup.

44. We note the reference in this section to projections for TCI generated by Retalix and used to calculate the merger price in this series of transactions. Disclose these projections and describe the assumptions underlying them. State whether these projections were shared with other parties.

The Merger

Employment and Severance Arrangements for Certain Executive
Officers,
page 23

45. We note that the descriptions of the employment agreements with
Messrs Butler and DeSantis are qualified in their entirety by reference to the full text of the employment agreements. A qualification of this type appears to be inconsistent with the requirement that all material information be provided in the proxy statement. Please revise to remove such qualify statements here and throughout the document, such as in your discussion of appraisal rights on page 26.

46. Here and in the preceding section, you refer to payments made to certain directors and officers of TCI pursuant to severance agreement and cancellation of stock options. Where these payments are described, you state that "these amounts will not reduce the amount of consideration payable to the public stockholders in the merger."
We believe such statements are potentially misleading given that Retalix presumably had a set maximum amount it was willing to spend in connection with this transaction; to the extent that some of that money is being paid to affiliates it is not available to unaffiliated shareholders. Please revise.

Material U.S. Federal Income Tax Consequences, page 27

47. To the extent that the tax consequences of this transaction for the institutional investors differ from those of the unaffiliated stockholders, revise to address this difference and to clarify whether this potential difference was a reason for undertaking this transaction in this form at this time. See Item 1013(c) of Regulation M-A.

TCI Solutions, Inc. Projected Financial Information, page 53

48. Note that information contained in filings with the Commission is required to comply with Item 10(h) of Regulation S-B. While you are required to provide us with projections and forecasts, all non-GAAP financial measures included in filings must comply with Item 10(h).
Please revise.

Schedule I

49. Item 1003(c)(3) of Regulation M-A requires a statement regarding convictions in a criminal proceeding during the past five years for natural persons. Your disclosure here speaks only as to the last four years. Please revise.

*      *      *      *      *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

      Please direct any questions to Stathis Kouninis at (202)
551-
3476 or Stephen Krikorian, Branch Chief - Accounting, at (202)
551-
3488 on the financial statements and related matters. Please contact
Rebekah Toton at (202) 551-3857 or me at (202) 551-3462 with any other questions.


								Sincerely,



								Mark P. Shuman
								Branch Chief - Legal

cc:	Via Facsimile: (714) 979-1921
      Michael G. McKinnon, Esq.
      Paul, Hastings, Janofsky & Walker LLP
      Telephone: (714) 668-6200

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Stephen P. DeSantis
TCI Solutions, Inc.
June 9, 2005
Page 1